UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

ENERGY TRANSFER LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29273V100

(CUSIP Number)

Kelcy L. Warren

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13D	Page 2 of 13 Pages

1.	Name of reporting person: Kelcy L. Warren
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 237,445,961
	8.	Shared voting power: 929,459
	9.	Sole dispositive power: 237,445,961
	10.	Shared Dispositive Power: 929,459
11.	Aggregate amount beneficially owned by each reporting person: 237,445,961
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 9.07%
14.	Type of reporting person: IN

CUSIP No. 29273V100	13D	Page 3 of 13 Pages

1.	Name of reporting person: Kelcy Warren Partners, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 98,093,962
	8.	Shared voting power: 0
	9.	Sole dispositive power: 98,093,962
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 98,093,962
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 3.75%
14.	Type of reporting person: PN

CUSIP No. 29273V100	13D	Page 4 of 13 Pages

1.	Name of reporting person: Kelcy Warren Partners II, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 10,224,429
	8.	Shared voting power: 0
	9.	Sole dispositive power: 10,224,429
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 10,224,429
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.39%
14.	Type of reporting person: PN

CUSIP No. 29273V100	13D	Page 5 of 13 Pages

1.	Name of reporting person: Seven Bridges Holdings, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 91,585,486
	8.	Shared voting power: 0
	9.	Sole dispositive power: 91,585,486
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 91,585,486
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 3.50%
14.	Type of reporting person: OO – limited liability company

CUSIP No. 29273V100	13D	Page 6 of 13 Pages

1.	Name of reporting person: ET Company Ltd.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 656,766
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 656,766
11.	Aggregate amount beneficially owned by each reporting person: 656,766
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.03%
14.	Type of reporting person: PN

CUSIP No. 29273V100	13D	Page 7 of 13 Pages

1.	Name of reporting person: LE GP, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 601,076
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 601,076
11.	Aggregate amount beneficially owned by each reporting person: 601,076
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.02%
14.	Type of reporting person: OO – limited liability company

CUSIP No. 29273V100	13D	Page 8 of 13 Pages

SCHEDULE 13D

This Amendment No. 8 on Schedule 13D/A (“Amendment No. 8”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 17, 2007 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Energy Transfer LP, a Delaware limited partnership (formerly, Energy Transfer Equity, L.P.) (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule relates is the Common Units of the Issuer. The principal executive offices of the Issuer are located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	Kelcy L. Warren (“Mr. Warren”), an individual.

(2)	Kelcy Warren Partners, L.P., a Texas limited partnership (“Warren Partners”).

(3)	Kelcy Warren Partners II, L.P., a Texas limited partnership (“Warren Partners II”).

(4)	Seven Bridges Holdings, LLC, a Texas limited liability company (“Seven Bridges”).

(5)	ET Company, Ltd., a Texas limited partnership (“ET Company”).

(6)	LE GP, LLC, a Delaware limited partnership (“LE GP” and, together with Mr. Warren, Warren Partners, Warren Partners II, Seven Bridges and ET Company, collectively, the “Reporting Persons”).

Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule I, which is incorporated herein by reference.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of each of the Reporting Persons is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

(c)	Present Principal Occupation or Principal Business:

(1)	Mr. Warren’s principal occupation is Chief Executive Officer of the Issuer.

(2)

Warren Partners, Warren Partners II, Seven Bridges and ET Company were each formed to hold equity interests of the Issuer (including Common Units) and other investments beneficially owned by Mr. Warren.

(3)	LE GP was formed to serve as the general partner of the Issuer.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 29273V100	13D	Page 9 of 13 Pages

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

Mr. Warren is a citizen of the United States of America; LE GP is organized under the laws of the State of Delaware; ET Company, Seven Bridges, Warren Partners and Warren Partners II are organized under the laws of the State of Texas.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the end thereof:

On October 19, 2018, the Issuer completed its acquisition (the “Merger”) of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), pursuant to that certain Agreement and Plan of Merger, dated as of August 1, 2018 (the “Merger Agreement”), by and among the Issuer, LE GP, Streamline Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“Merger Sub”), ETP and Energy Transfer Partners, L.L.C. (“ETP Managing GP”), a Delaware limited liability company and the general partner of Energy Transfer Partners GP, L.P. (“ETP GP”), a Delaware limited partnership and the general partner of ETP.

At the effective time of the Merger (the “Effective Time”), each common unit representing a limited partner interest in ETP (each, an “ETP Common Unit”) issued and outstanding as of immediately prior to the Effective Time (other than any ETP Common Units owned by the Issuer and its subsidiaries) was converted into the right to receive 1.28 (the “Exchange Ratio”) Common Units of the Issuer.

At the Effective Time, the 4,287,442 ETP Common Units directly owned by Mr. Warren automatically converted into the right to receive 5,487,928 Common Units in accordance with the terms of the Merger Agreement and for no additional consideration.

The above description of the Merger Agreement does not purport to be complete and is subject to, and qualified entirely by, the full text of the Merger Agreement, which is filed as Exhibit 1 hereto.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph at the end thereof:

Merger Consideration

The Reporting Persons acquired the Common Units issued in connection with the closing of the Merger pursuant to the terms of the Merger Agreement described in Item 3 above for investment purposes.

Class A Units

In connection with the closing of the Merger, the Issuer issued 647,745,099 Class A units representing limited partner interests in the Issuer (the “Class A Units”) to LE GP. The Class A Units are entitled to vote together with the Common Units, as a single class, except as required by law. Additionally, without the approval of 66 2/3 % of the Class A Units, the Issuer may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the Class A Units or amend the terms of the Class A Units. Additionally, for so long as Mr. Warren is an officer or a director of LE GP, upon the issuance by the Issuer of additional Common Units or any securities that have voting rights that are pari passu with the Common Units, the Issuer will issue to any holder of Class A Units additional Class A Units such that the holder maintains a voting interest in the Issuer that is identical to its voting interest in the Issuer prior to such issuance. The Class A Units are not entitled to distributions and otherwise have no economic attributes, except that the Class A Units in the aggregate are entitled to an aggregate $100 distribution upon any liquidation, dissolution or winding up of the Issuer. The Class A Units are not convertible into, or exchangeable for, Common Units. Without the prior approval of a conflicts committee of the board of directors of LE GP, the Class A Units may not be transferred to any person or entity, other than to Mr. Warren, Ray C. Davis (“Mr. Davis”) or to any trust, family partnership or family limited liability company the sole beneficiaries, partners or members of which are Mr. Warren, Mr. Davis or their respective relatives.

CUSIP No. 29273V100	13D	Page 10 of 13 Pages

Nolan Estate

On April 11, 2018, Mr. Warren was qualified as the executor of the estate of John C. Nolan (the “decedent”). The estate currently holds 3,735,100 Common Units and in accordance with the Last Will and Testament of the decedent, Mr. Warren, as executor, has the power to direct the handling of such Common Units until such time as the estate has been settled. Mr. Warren expects to complete the settlement of the estate by the end of fiscal year 2019.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Mr. Warren is the beneficial owner of 237,445,961 Common Units of the Issuer, representing 9.07% of the outstanding common units based on a total of 2,617,075,813 Common Units outstanding as of October 30, 2018.

(b)	Mr. Warren has the sole power to direct the voting and the disposition of all the Common Units he, Warren Partners, Warren Partners II and Seven Bridges hold.

ET Company is the record holder of 656,766 Common Units of the Issuer. The 328,383 Common Units included in Mr. Warren’s beneficial ownership total represent 50% of the 656,766 Common Units held of record by ET Company and represent the estimated pro rata interest of Mr. Warren in ET Company, including his interest in Three Dawaco, Inc., the general partner of ET Company. Mr. Warren and Mr. Davis share the power to direct the vote and the disposition of the common units held by ET Company.

LE GP holds 601,076 Common Units of the Issuer. The power to vote and dispose of such Common Units is held by the board of directors of LE GP, of which Mr. Warren is a member. Mr. Warren may be deemed to share such power with the board of directors of LE GP. Mr. Warren owns an 81.2% ownership interest in LE GP.

Mr. Warren’s wife, Amy Warren, holds 104,166 Common Units of the Issuer acquired as her separate property. Mr. Warren may be deemed to share the power to vote and dispose of such Common Units with Mrs. Warren but such Common Units are not included in Mr. Warren’s beneficial ownership total.

Mr. Warren is the executor of the estate of the decedent, pursuant to which Mr. Warren has the power to direct the handling of 3,735,100 Common Units in accordance with the Last Will and Testament of the decedent. Mr. Warren may be deemed to hold the power to vote and direct the handling of such Common Units but such Common Units are not included in Mr. Warren’s beneficial ownership total.

(c)	Except for the transactions described herein, none of the Reporting Persons or the Listed Persons has effected any transaction in Common Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by inserting the following:

On October 19, 2018, pursuant to the terms of the Merger Agreement, LE GP, as the general partner of the Issuer and on behalf of the limited partners of the Issuer, executed Amendment No. 6 to the Third Amended and Restated Agreement of Limited Partnership of the Issuer (the “LPA Amendment”), which became effective as of the Effective Time. The LPA Amendment, among other things, establishes the Class A Units and reflects the issuance of the Class A Units to LE GP.

The above description of the LPA Amendment does not purport to be complete and is subject to, and qualified entirely by, the full text of the LPA Amendment, which is filed as Exhibit 2 hereto.

CUSIP No. 29273V100	13D	Page 11 of 13 Pages

Items 3 and 4 above summarize certain provisions of the Merger Agreement and are incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit 1 hereto, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Listed Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

Exhibit 1	Agreement and Plan of Merger, dated as of August 1, 2018, by and among LE GP, LLC, Energy Transfer Equity, L.P., Streamline Merger Sub, LLC, Energy Transfer Partners, L.P. and Energy Transfer Partners, L.L.C. (incorporated by reference to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on August 3, 2018).

Exhibit 2	Amendment No. 6 to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated as of October 19, 2018.

CUSIP No. 29273V100	13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 31, 2018

KELCY L. WARREN
By:	/s/ Sonia Aubé, Attorney-in-Fact

LE GP, LLC
By:	/s/ Sonia Aubé
Name: Sonia Aubé
Title: Vice President – Administration and Assistant Secretary

KELCY WARREN PARTNERS, L.P.
By:	/s/ Sonia Aubé, Attorney-in-Fact

KELCY WARREN PARTNERS II, LP
By:	/s/ Sonia Aubé, Attorney-in-Fact

ET COMPANY LTD.
By:	/s/ Sonia Aubé, Attorney-in-Fact

SEVEN BRIDGES HOLDINGS, LLC
By:	/s/ Sonia Aubé, Attorney-in-Fact

CUSIP No. 29273V100	13D	Page 13 of 13 Pages

Schedule I

Listed Persons

(As of October 31, 2018)

LE GP, LLC

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Executive Officer, Director and Chairman of the Board	Chief Executive Officer, Director and Chairman of the Board of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Financial Officer	Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President, Chief Commercial Officer and Director	President and Chief Commercial Officer of LE GP, LLC

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Special Advisor to Energy Transfer LP

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Operating Officer	Chief Operating Officer of LE GP, LLC.

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President, General Counsel & President – LNG	Executive Vice President, General Counsel & President – LNG of LE GP, LLC

A. Troy Sturrock 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Senior Vice President & Treasurer	Senior Vice President & Treasurer of LE GP, LLC

Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President – Head of Tax of LE GP, LLC

Steven R. Anderson 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Private Investor

Richard D. Brannon 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Chief Executive Officer of CH4 Energy II, III, IV, V and VI

Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.